VEON

Digital Revenue Climbs 53.6%

VEON Raises 2026 Revenue and EBITDA Outlook

July 31, 2026 | 2Q26 Results Presentation

Financial Services

- Payments
- Wallets
- Digital Banking
- Lending
- Insurance

Digital Life

- Entertainment
- Ride-Hailing
- Healthcare
- SuperApps
- Premium Digital Brands

Digital Enterprise

- Cloud
- Software
- AI Platforms
- B2B Solutions

Telecommunications & Infrastructure

Pakistan Ukraine Bangladesh Kazakhstan Uzbekistan

2 DISCLAIMER Notice To Readers Certain of VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have not been externally reviewed and/or audited. This document includes financial information not presented in accordance with IFRS. EBITDA, Equity free cash flow, Local currency growth in revenue and EBITDA, Net debt, and Cash capex (excl. license payments) are non-IFRS, company-specific performance measures that VEON uses to supplement the results presented in accordance with IFRS. Non-IFRS measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results. Reconciliation tables for such non-IFRS financial measures to the most comparable IFRS financial measures are included in VEON’s Earnings Release and Operating Highlights for the Second Quarter and Half year ended June 30, 2026, available on the VEON and SEC websites. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly.  The financial results presented herein for Ukraine include the results of Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, together with those of Ukraine Tower Company LLC ("UTC"), our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. For this reason, the Ukraine results presented herein may differ from those prepared and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results; VEON’s intended expansion of its digital experience; VEON’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; future market developments and trends; operational and network development and network investment; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets as well as the impact of the consolidation of such newly acquired business and assets, like Uklon into VEON’s financials and results of operations; VEON’s ability to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements; VEON’s ability to realize its share buyback and cancellation targets; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation.  While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law.

TELECOM FOUNDATION, THREE DIGITAL PILLARS, ONE FLYWHEEL

VEON

$2.5bn 1H26 Revenue **$1.1bn** 1H26 EBITDA **1.1x** Leverage [1] **~4yr** Avg. Debt Maturity [1] **151mn+** Mobile Customers [1] **227mn+** Digital Customers [1]

Double Digit	$320mn	$100mn+
1H26 Revenue & EBITDA Growth	1H26 Equity FCF	Annual Buyback Commitment

Financial Services

Payments · Wallets · Digital Banking
Lending · Insurance

1H26 Revenue	Customers
$285mn	**58.8mn**
+45.0% YoY	

Digital Life

Entertainment · SuperApps · Ride-Hailing
Healthcare · Premium Digital Brands

1H26 Revenue	Customers
$224mn	**168.9mn**
+127.2% YoY	

Digital Enterprise

Cloud · Software · AI Platforms B2B Solutions

1H26 Revenue

$135mn

+13.5% YoY

Telecommunications & Infrastructure

#1 in 3 out of 5 markets

Pakistan · Ukraine · Kazakhstan · Bangladesh · Uzbekistan

1H26 Revenue	Customers
$1.8bn	**151.5mn**
+7.6% YoY	+0.6% YoY [2]

The VEON Flywheel

Digital revenue mix

20.5%	26.9%
2Q25	2Q26

Multiplay vs. voice-only

4.0x	0.5x
ARPU	Churn

Multiplay as a share of

59.5%	34.3%
Consumer Revenue	Customers

1. June 2026; 2. Excludes Kyrgyzstan

3

4 STRONG DELIVERY ACROSS ALL KEY PRIORITIES Delivering Strong Growth 2Q: 17.0% Rev. growth, USD 2Q: 6.2%1 EBITDA growth, USD · Delivering sustained double-digit top-line growth while accelerating shift toward a more digital, diversified revenue mix; 1H26 EBITDA up 11.5%1. · 2Q reported EBITDA and profits reflect impact of prior-year gains. Stronger underlying performance supports upgraded outlook. · Prioritizing FCF focus. 1H26 Equity FCF reached USD 320mn, up 47.5% YoY; further cash conversion a key focus. · Reinforcing financial flexibility with bond offering; leverage2 at 1.1x and USD 2.2bn cash. · Committing to capital return framework. Buy on the open market and, on pari-passu basis, from our major shareholders a minimum of USD 100mn. Minimum USD 100mn annual share cancelation. · Raising Revenue and EBITDA outlook for 2026 on the back of first half execution and the sustained growth momentum. · Expanding the ecosystem through the Mastercard partnership, TPL Insurance acquisition, Uklon expansion and Starlink collaboration. Accelerating Digital Services Expansion 53.6% Digital Rev. growth, USD 26.9% Digital as % to Rev. in 2Q26 Executing Multiple Growth Levers Digital Life Digital Enterprise Returning Value to Shareholders 1. Year-over-year EBITDA growth is impacted by a USD 45 million Bangladesh provision release in 2Q25. Profit and EPS also reflect the USD 489 million gain on the Pakistan tower sale in 2Q25 and a USD 21.2 million fair value loss on outstanding KGL warrants in 2Q26. 2. Net Debt (excluding lease liabilities) to EBITDAaL. Min. USD 100mn Share cancellation Min. USD 100mn Annual buyback plan

5 ROBUST 2Q FINANCIALS: UNDERLYING GROWTH INTACT Equity FCF after leases and license 4 74 (1.4%) Note: All figures expressed in USD million, unless specified otherwise.1. Year-over-year EBITDA growth is impacted by a USD 45 million Bangladesh provision release in 2Q25. Profit and EPS also reflect the USD 489 million gain on the Pakistan tower sale in 2Q25 and a USD 21.2 million fair value loss on outstanding KGL warrants in 2Q26; 2. Users active in the quarter; 3. Excludes Kyrgyzstan; 4. Excludes banking deposit increases of USD 151 million in 2Q26. Customer Base 2 36.1% (4.4 p.p)1 EBITDA margin 43.4% +2.7 p.p 46.1% (5.4 p.p) Capex 18.9% LTM intensity (15.0% excl. Ukraine) Diluted Earnings per ADS $1.69 (79.6%) 1 Net Debt excl. Leases / LTM EBITDAaL 1.10x Group Cash 2,193 124 +6.2%1 EBITDA 552 +66.2% 428 (3.8%) 342 +17.0% Revenue 1,271 +53.6% 929 +7.6% 198 Telecommunications & Infrastructure Digital Services (14.3%) 227.7 +0.6% QoQ 151.5 +0.6% YoY 3 +0.7% QoQ 968 at HQ Profit for the period 140 (77.0%) 1 Impacted by one-offs in 2Q251 Impacted by one-offs in 2Q251

6 USD growth, YoY MULTI-MARKET STRENGTH, LED BY DIGITAL MOMENTUM Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan 1. Year-over-year EBITDA growth is impacted by a USD 45 million Bangladesh provision release in 2Q25. % of total revenue 39.3% 26.8% 17.8% 9.5% 6.6% Digital rev. as % of total 38.7% 21.6% 20.0% 13.9% 15.3% LTM Capex to rev. (%) 12.3% 29.3% 21.0% 10.3% 20.7% Total revenue 26.6% 19.5% 12.2% 3.1% 12.2% EBITDA 31.9% 14.0% (10.9%) (44.1%) 1 8.9% EBITDA Margin 43.3% 55.5% 39.4% 41.0% 36.8% Digital revenue 45.6% 83.0% 36.8% 253.7% 28.8%

7 THREE DIGITAL PILLARS DRIVING A DIVERSIFIED ECOSYSTEM 227.7mn Digital Customers +0.6% QoQ Digital Life 58.8 Digital Customers, mn Users active during 2Q26 26.9% Digital % of Revenue +6.4 p.p. YoY 76.0mn Digital-Only Digital Enterprise $72mn revenue 2Q26 Financial Services Entertainment Ride-Hailing & Delivery Premium Digital Brands Healthcare Others 1 93.2 5.2 16.2 74.2 168.9 7.8 QoQ % +2.3% (0.3%) +14.7% (4.1%) +1.3% +1.8% (3.9%) 1. SuperApps & Marketplaces

8 Digital scaling into a profitable, cash-generative growth engine, with momentum across financial services, consumer & enterprise 102 151 62 119 58 72 20.5% 26.9% 2Q25 2Q26 197 285 99 224 119 135 19.6% 26.1% 1H25 1H26 DIGITAL SERVICES REVENUES SCALING PROFITABLY AT PACE Digital services revenues USD, mn Total Digital services revenues EBITDA, USD mn EBITDA margin 123 36.1% 222 342 74 33.4% +53.6% +66.2% +2.7 p.p YoY 228 35.4% 414 644 139 33.6% +55.5% +63.6% +1.8 p.p YoY Financial Services Digital Life Digital Enterprise % of total revenues 8 LTM Capex Intensity 7.1%6.1% +1.0 p.p 7.1%6.1% +1.0 p.p

FINANCIAL SERVICES: BUILDING SCALE ACROSS OUR FOOTPRINT

VEON

Financial services revenue grew 48.5% YoY to USD 151 million in 2Q26, comprising 44% of digital revenues for the quarter.

STRATEGIC HIGHLIGHTS

- Significantly scaled digital finance in **Pakistan**.
  - $70bn LTM gross transaction value on JazzCash
  - TPL Insurance now adds digital insurance to this ecosystem
- **Banglalink** targets PSP platform launch in September
- **Uzbekistan**: ~USD 150mn monthly transaction volumes. Scaling rapidly, expanding into merchant payments and lending
- **Kazakhstan**: 5.3mn customers, leveraging Beeline distribution to promote loyalty and expand ecosystem
- **Partnered with Mastercard** to scale AI-enabled financial services, inclusion and monetization across four markets
- Deepening, broadening and scaling financial services across every market is a strategic priority

FOOTPRINT

59M financial services customers

Market	Brands	Metrics
Pakistan	JazzCash, MobilinkBank, FREE, TPL Insurance	**27.9mn** customers **17.9mn** policyholders
Kazakhstan	Simply	**5.3mn** customers
Uzbekistan		**1.0mn** customers

9

10JazzCash named among the World's Top Fintech Companies 2026 by CNBC and Statista, in the Payments category PAKISTAN FINANCIAL SERVICES: SIGNIFICANT VALUE CREATION Revenues 2 (USD mn) 85 89 103 119 137 2Q25 3Q25 4Q25 1Q26 2Q26 736,800+ Active merchants 27.7mn Digital customers +2.2x YoY Gross loan portfolio Profit Before Tax (USD mn) 1. MMBL digital app; 2. JazzCash and MMBL 224,000+ 33.4%168,200+ USD 298mn +7.4% YoY Loans issued digitally Average daily loans 6 8 21 17 22 2Q25 3Q25 4Q25 1Q26 2Q26 DOST 1 users 62.4mn Registered accounts 1.2mn Core Banking 63.6mn +24.6% YoY Registered accounts

11As customers adopt more digital services, they generate higher revenue and stay longer, creating a flywheel that strengthens with every cycle 3.5 3.4 3.9 0.93 0.91 0.96 2Q24 2Q25 2Q26 Multiplay ARPU Voice-only ARPU 3.6x 3.7x3.8x OUR FLYWHEEL IN ACTION: MULTIPLAY DRIVING ARPU AND GROWTH Growth in multiplay users… …fuels multiplay penetration and revenue expansion… … driving higher ARPU and improved monetisation 35 43 45 2Q24 2Q25 2Q26 364 439 532 184 193 187 2Q24 2Q25 2Q26 Multiplay rev. Doubleplay 4G rev. 3.8x 3.7x 4.0x in USD mn in USD Multiplay users in mn Multiplay revenues as part of consumer revenues 59.5%Multiplay users +4.5%

12 KEY FINANCIAL HIGHLIGHTS • Revenue up 17.0% driven by pricing-led telecommuncations growth, digital scaling and acquisition contributions. • EBITDA up 6.2%. Underlying growth stronger; headline growth impacted by USD 45 million Bangladesh provision release in 2Q25. • Profit/EPS impacted by USD 489 million gain on the Pakistan tower sale in 2Q25 and USD 21.2 million fair value loss on outstanding KGL warrants in 2Q26. • 1H26 Equity FCF after leases and license of USD 320 mn; 2Q26 impacted by Pakistan tax prepayment. Equity FCF excludes banking deposit increases of USD 151 million in 2Q26 and USD 196 million in 1H26. (USD mn) 2Q26 2Q25 YoY% 1H26 1H25 YoY% Financial KPIs Revenues 1,271 1,086 17.0% 2,472 2,113 17.0% EBITDA 552 520 6.2% 1,069 959 11.5% EBITDA Margin 43.4% 47.8% (4.4p.p.) 43.2% 45.4% (2.1p.p.) Profit for the period 140 608 (77.0%) 263 726 (63.8%) Earnings per ADS (Diluted, USD) 1.69 8.30 (79.6%) 3.08 9.59 (67.9%) Cash Flow Capex 198 231 (14.3%) 336 366 (8.1%) Cash flow from Oper. Activities 463 137 237.9% 860 569 51.1% Equity FCF (After leases and license) 74 75 (1.4%) 320 217 47.5%

13 STRONG BALANCE SHEET ENABLING SUSTAINED CAPITAL RETURNS 1. Excludes USD 510 million of cash and deposits relating to banking operations in Pakistan (as of June 30, 2026) and on the basis of EBITDA after leases; 2. November 2025 to 29 July 2026 1.10x Leverage1 (lease-adjusted) USD 2.2bn Cash on hand USD 182.6mn of announced USD 200mn buyback programs complete USD 100mn Minimum share cancellation commitment Ample liquidity • $2.2bn cash on hand, including $968mn at HQ level • Net debt (excluding leases) at $1.8bn • $98.6mn in dividends from OpCos in 2Q26 Low Leverage 1 • Lease-adjusted leverage was 1.10x compared to 1.09x in Dec. 2025 Ample financial flexibility • Reinforced financial flexibility with USD 1.4bn bond offering; extended HQ debt maturity to over 4 years First buyback program (USD 100 mn, completed) • Fully executed (Dec. 2024 – Aug. 2025) • 2.15mn ADSs repurchased average of $46.48 per ADS Current buyback program (USD 100 mn, in progress) • USD 82.5mn in ADSs, USD 3mn of 2027 notes repurchased 2 Going forward: sustainable, repeatable framework • Buy on the open market and, on pari-passu basis, from our major shareholders a minimum of USD 100mn. • Minimum USD 100mn annual share cancelation.

14 9%-12% RAISING OUTLOOK TO REFLECT STRONG MOMENTUM 15%-18% maintained 1. Year-over-year EBITDA growth was moderated by the non-recurrence of a USD 45 million Bangladesh provision release in 2Q25. Actuals 2026 Outlook 2Q 2026 1H 2026 Previous Revised Total revenue, USD 17.0% 17.0% 11%-14% EBITDA, USD 6.2%1 11.5%1 7%-10% LTM capex intensity excl. Ukraine 15.0% 15%-17%

SAVE THE DATE 16 November 2026 New York City Further details will be shared in due course Capital Markets Day

16 2Q26 Results Presentation ir@veon.com +971 4 433 1145

Appendix

18 OUTPACING INFLATION, CAPTURING HIGHER WALLET SHARE Revenue Growth 12.1% 5.8% 17.0% 2Q24 2Q25 2Q26 EBITDA Growth 1 10.6% 13.2% 6.2% Inflation 9.2% 8.5% 9.7% Fair value pricing and digital growth Disciplined cost management Weighted average inflation across VEON markets USD LCY 15.1% 11.2% 16.6% 13.6% 19.6% 6.5% Multiplay powers the flywheel Telecommunications reach → Digital engagement → Higher retention → Greater lifetime value 1. Year-over-year EBITDA growth is impacted by a USD 45 million Bangladesh provision release in 2Q25

19 1,026 1,086 1,271 12.1% 5.8% 17.0% 2Q24 2Q25 2Q26 YoY % 2Q26 REVENUES: SUSTAINING DOUBLE DIGIT GROWTH RATES Total Revenues USD mn Revenues in 2Q26 USD mn Revenue, USD +26.6% +19.5% +12.2% +3.1% +12.2% +17.0% Revenue, LCY +25.3% +27.2% +3.8% +4.1% +5.3% +16.6% 1,271 500 341 226 120 84 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan VEON

20 459 520 552 10.6% 13.2% 6.2% 2Q24 2Q25 2Q26 YoY % 2Q26 EBITDA : DOUBLE DIGIT GROWTH, WITH MARGIN EXPANSION EBITDA (USD mn) EBITDA in 2Q26 (USD mn) 47.8% 43.4%44.7%Margin EBITDA, USD +31.9% +14.0% (10.9%) (44.1%) +8.9% N/A +6.2% EBITDA, LCY +30.5% +21.3% (17.5%) (43.6%) +2.3% N/A +6.5% 552 (22) 216 189 89 49 31 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan HQ VEON Note: Year-over-year EBITDA growth is impacted by a USD 45 million Bangladesh provision release in 2Q25.

21 PAKISTAN: BROAD-BASED GROWTH AND STRONG EBITDA DELIVERY 47.3 54.6 58.1 66.3% 73.9% 77.1% 2Q24 2Q25 2Q26 29 37 54 30.2% 33.6% 38.7% 2Q24 2Q25 2Q26 Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (PKR, billion) PKR 60,304mn EBITDA +30.5% PKR 20,432mn Capex +27.4% PKR 139,363mn Total Revenue +25.3% PKR 53,904mn Digital Revenue +44.1% 52% 60% 62% 13% 16% 15% 34% 24% 23% 2Q24 2Q25 2Q26 Multiplay 2Play 4G Other

22 UKRAINE: STRONG GROWTH POWERED BY DIGITAL EXPANSION Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (UAH, million) UAH 8,367mn EBITDA +21.3% UAH 2,937mn Capex (25.3%) UAH 15,081mn Total Revenue +27.2% UAH 3,255m Digital Revenue +94.7% 33% 43% 55% 41% 39% 30% 26% 18% 15% 2Q24 2Q25 2Q26 Multiplay 2Play 4G Other 14.6 14.4 15.3 62.4% 64.5% 70.3% 2Q24 2Q25 2Q26 0.6 1.7 3.3 8.4% 14.1% 21.6% 2Q24 2Q25 2Q26

23 KAZAKHSTAN: FOCUSING ON VALUE AMIDST MACRO & COMPETITIVE HEADWINDS Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (KZT, billion) KZT 42,345mn EBITDA (17.5%) KZT 13,499mn Capex (40.1%) KZT 107,388mn Total Revenue +3.8% KZT 21,514mn Digital Revenue +26.8% 62% 70% 69% 23% 16% 16% 15% 14% 15% 2Q24 2Q25 2Q26 Multiplay 2Play 4G Other 8.7 8.8 8.7 76.0% 75.3% 74.7% 2Q24 2Q25 2Q26 20 17 22 21.1% 16.4% 20.0% 2Q24 2Q25 2Q26

24 BANGLADESH: DIGITAL ACCELERATION RESHAPES GROWTH Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (BDT, million) BDT 6,055mn EBITDA (43.6%) 1 BDT 1,636mn Capex 1.3x BDT 14,782mn Total Revenue +4.1% BDT 2,050mn Digital Revenue +257% 34% 41% 42% 18% 23% 24% 48% 36% 34% 2Q24 2Q25 2Q26 Multiplay 2Play 4G Other 21.3 18.2 19.2 51.5% 52.3% 54.9% 2Q24 2Q25 2Q26 770 575 2,050 5.0% 4.0% 13.9% 2Q24 2Q25 2Q26 1. Year-over-year EBITDA growth is impacted by a USD 45 million Bangladesh provision release in 2Q25.

25 UZBEKISTAN: DIGITAL GROWTH SUPPORTS PERFORMANCE Segment revenues in consumer revenue 4G Users and penetration (3 month active, million) Digital revenue and % of total revenue (UZS, billion) UZS 372bn EBITDA +2.3% UZS 193bn Capex (47.2%) UZS 1,009bn Revenue +5.3% UZS 155bn Digital Revenue +21.0% 65% 64% 68% 18% 17% 19% 17% 18% 13% 2Q24 2Q25 2Q26 Multiplay 2Play 4G Other 6.0 5.8 5.6 74.5% 74.2% 72.7% 2Q24 2Q25 2Q26 68 128 155 8.3% 13.3% 15.3% 2Q24 2Q25 2Q26

26 OUR DIVERSE DIGITAL ASSET PORTFOLIO Healthcare Financial Services Digital EnterpriseSuperApps 1 Entertainment Ride-Hailing & Delivery Marketplace Ukraine Pakistan Bangladesh Kazakhstan Uzbekistan Digital Life Communication Services Premium Digital Brands 1. Includes Education

27 DEFINITIONS 1/2 4G users are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile Telecommunications revenue (generated by our own subscribers) and digital revenue during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunications revenue includes all mobile connectivity-related revenue generated by our own mobile subscribers, exclusive of revenue from device sales. Digital revenue is fully included, except for revenue from fixed services. Mobile ARPU (average revenue per user) measures the monthly average mobile Telecommunications revenue generated by our own subscribers during the relevant period per mobile user. Telecommunications revenue includes all mobile connectivity-related revenue generated by our own mobile subscribers, exclusive of revenue from device sales. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditure. Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Digital customers are gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and include users who are active in more than one application. Digital-Only customers represent the total cumulative users across all digital platforms who are not VEON mobile subscribers. This measure includes users who are active in more than one application. Digital revenues include digital services and platforms, spanning entertainment (gaming, music, and video streaming), financial services (mobile payments, wallets, insurance, lending), e-commerce, ride- hailing, SuperApps, and all revenues under secondary brands. It also includes enterprise solutions such as AdTech, Enterprise Identity and credentials management services, Big Data, cloud, and IoT, as well as digital offerings in education and health. Digital EBITDA represents the portion of EBITDA generated from VEON’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. For Group Digital EBITDA, no HQ costs are allocated or included. HQ costs are excluded in full to reflect the standalone performance of the digital businesses. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. . EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2025 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDAaL is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and cash flow from investing activities, including proceeds from (partial) sale of businesses but excluding license payments, banking cash flows, cash outflows related to business acquisitions, inflow/outflow of deposits and financial assets. Cash flows from financing activities like lease payments, debt issuance or re-payments and proceeds from issuance of shares are excluded. Financial services encompass a comprehensive suite of financial solutions delivered through digital platforms. These include cash deposits and withdrawals, retail payments, P2P transfers, utilities and Telecommunications bill payments, debit card, payment gateway, digital lending, insurance, and other financial services. Gross debt is calculated as the sum of short term and long term interest bearing debt and includes bank loans, bonds, lease liabilities, and equipment financing. It excludes spectrum and license related payment obligations, accrued interest, unamortized debt-issuance fees and other liabilities that do not have the characteristics of traditional banking debt. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Identified items are amounts impacting revenues and/or EBITDA, which may be recurring in nature but are not operational. Underlying revenues, and/or EBITDA and/or EBITDA margin exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) are alternative performance measures calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. We present certain financial information in respect of our operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of our operating companies in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for the investors.

28 DEFINITIONS 2/2 Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long- term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits (USD 4 million as of June 30, 2026; USD 4 million as of March 31, 2026 and USD 1 million as of June 30, 2025), excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated from VEON’s telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these telecom and infrastructure activities. All HQ costs are fully included in Group Telecom/Infra EBITDA. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (sold during the third quarter of 2025) and “HQ” represents transactions related to management activities within the group in Dubai.

29 2Q26 Results Presentation ir@veon.com +971 4 433 1145